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                                                                    EXHIBIT 99.5

FOR IMMEDIATE RELEASE:    October 30, 1996
CONTACTS:                 Wendy Yang       Stephanie Burrows
                          (505) 880-5321   (505) 880-5337


                   THE MULE CANYON MINE RECEIVES APPROVAL TO
                            BEGIN MINING OPERATIONS

ALBUQUERQUE, NEW MEXICO - SANTA FE PACIFIC GOLD CORPORATION (NYSE:GLD) announced the commencement of mining operations on schedule at the new Mule Canyon project, 14 miles east of Battle Mountain, Nevada, on October 29, 1996. Mining activity began immediately with the receipt of federal Bureau of Land Management
(BLM) approval of the Plan of Operations for Mule Canyon. This approval follows the public availability of the final Environmental Impact Statement.

Shipment of high grade sulfide ore from Mule Canyon to the Lone Tree Mine, located approximately 50 miles away, is expected to begin by mid November 1996. This ore will be combined with Lone Tree ore for processing through Lone Tree's mill and autoclave, with the first gold production expected in December 1996. Additional shipments of ore are expected to go to the Twin Creeks Mine beginning in the first quarter of 1997 when the autoclave at the mine's new sulfide processing mill is expected to start-up. By utilizing the Company's Nevada infrastructure, the Company will maximize production and achieve optimal processing rates.

Patrick M. James, Chairman, President and CEO said, "The start-up of Mule Canyon represents another integral milestone in our achieving a dramatic increase in production to over 1 million ounces in 1997 and 1.25 million ounces in 1998. It also helps optimize and enhance the flexibility of the assets SFPG has in place in Northern Nevada. We also expect to have Plan of Operations approval for the Twin Creeks expansion by year-end 1996. We are in an excellent position to begin producing at the million-ounce rate early in 1997."

Mule Canyon is part of the Lone Tree Complex, which includes the existing Lone Tree Mine, Trenton Canyon and the new Lone Tree Flotation Project currently under construction. This represents the second start-up of a new development project this year; ore was placed on the heap leach pads at Trenton Canyon on October 15, 1996. In addition, Santa Fe Pacific Gold recently received approval of the Plan of Operations by the BLM for the expansion of Lone Tree Mine.

The Private Securities Litigation Reform Act of 1995. This press release contains forward-looking information which involves a degree of risk and uncertainty due to various factors affecting the Company's business, including, but not limited to, gold price volatility, mining and processing costs and conditions, ore grade and recovery rates, exploration results, regulatory and permitting matters and the continued completion of project construction on schedule.

                                    -more-
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Santa Fe Pacific Gold is one of the largest gold mining companies in North
America with mines in Nevada and California and exploration offices and projects throughout the world. The Company's shares are traded on the New York Stock Exchange under the symbol GLD.

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